September 20, 2010

Mr. Rufus Decker,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. Decker,

Thank you for your letter to our former Finance Director Glenn A. Culpepper dated September 3, 2010 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicized text, and have provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects, page 26

1.
We note your response to comment 1 in our letter dated July 22, 2010. Specifically, we note that you intend to revise the title of the non-GAAP measure, PBITDA to PBITDA (as defined). There remains a concern that investors may not fully understand your intentions behind the inclusion of “(as defined)” after PBITDA without the entire definition of the measure also being included each time the title is presented. Specifically, an investor may assume that “(as defined)” means that the measure only includes those items specifically mentioned in the acronym. As such, we continue to request that you revise the title to more clearly alert investors to the elimination of an item (i.e. asset impairment charges) not specifically included in the acronym. An example would be Adjusted PBITDA. Please refer to Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Further, we note your position that asset impairment charges meet the definition of depreciation and amortisation. It is unclear to us how you arrived at this conclusion. In this regard, IFRS defines depreciation and amortisation as “[t]he systematic allocation of the depreciable amount of an asset over its useful life.” IFRS defines impairment loss as “[t]he amount by which the carrying amount of an asset exceeds its recoverable amount.”

Response:

We will revise the title of the non-GAAP measure to EBITDA (as defined)† in future filings and define it as follows:

“EBITDA (as defined) is defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax and is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in their comparison of the Group’s performance with that of other companies. EBITDA (as defined)† and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker. A reconciliation of EBITDA (as defined)† and operating profit (by segment) to Group profit for the financial year is presented on page xx”.

†  = Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

In order to more clearly alert investors to the elimination of certain items not specifically included in the acronym, we will provide the entire definition of the measure each time the title is presented in future filings of our Form 20-F and any Form 6-K incorporated into our registration statements.

In addition, we acknowledge the Staff’s comments on the distinction between asset impairment charges and depreciation and amortisation - in our previous response, we had not intended to imply that these items were the same.

Foreign currency translation, page F-11

2.
We note your response to comment 5 in our letter dated July 22, 2010. Please clarify for us that your property, plant and equipment is measured at historical cost in the functional currency of the corresponding subsidiary. Otherwise, please provide us with a more comprehensive explanation as to how you determined that paragraphs 23(b) and 30 of IAS 21 are not applicable.

Response:

We confirm that property, plant and equipment is measured at historical cost in the functional currency of the corresponding subsidiary.

1. Segment Information, page F-22

3.
We note your response to comment 9 in our letter dated July 22, 2010. In future filings, please disclose the reportable segment that includes revenues from your construction contracts. Please refer to paragraph 22(b) of IFRS 8 for guidance. With regards to profit information for your construction contracts, please note that to the extent the profit/(loss) from your construction contracts is materially impacting your consolidated operating results and/or your reportable segment operating results, sufficient disclosure of the impact should be provided within MD&A. Please refer to Item 5.A. of Form 20-F and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We will include a note in future filings to indicate that the bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period. This information will be included in section D (entity-wide disclosures) of the segment note.

Our construction contracts are primarily entered into as a means of providing another sales outlet for our materials-based activity.  For example, in a contract to pave a highway, the most significant cost relates to the raw materials (liquid asphalt, aggregates and/or ready-mixed concrete) used which in most cases are supplied by our own internal operations.  Consistent with this ‘route-to-market’ approach, the internal transfer prices for these materials are based on market prices and not with a view to the profit contribution of the construction contract element. Consequently we do not consider it a meaningful disclosure for investors to discuss the impact of the profit from construction contracts separately from the materials element of the Americas Materials business segment. This reflects the way the Chief Operating Decision-Maker assesses performance of the business segment and determines the allocation of resources.

14. Intangible Assets, page F-42

4.
We note your response to comment 11 in our letter dated July 22, 2010, as it relates to the Europe Distribution CGU, which is also a reportable segment. Given the significant decline in the excess of value-in-use amount over the carrying amount as of December 31, 2009 compared to December 31, 2008, we continue to request that you provide investors with a better understanding as to the estimates and assumptions you have made as it relates to the value-in-use amount for the Europe Distribution CGU. Specifically, please ensure that your discussion of the estimates and assumptions reflect the specific considerations made for this CGU. If your assumptions and estimates are the same for all of your CGUs, please explain to investors why that is the case.

Please also disclose the value of the projected PBITDA margins and net cash flows used in estimating the value-in-use amount for each period presented. To the extent that there was a material change in any of these estimates, please provide investors with an explanation as to why.

Finally, please provide a sensitivity analysis of the Europe Distribution CGU’s key assumptions in accordance with paragraph 134(f)(iii) of IAS 36. Otherwise, please disclose to investors that it is not reasonably possible there would be a change in the key assumptions used to estimate the value-in-use of the Europe Distribution CGU such that the carrying amount would exceed the value-in-use amount. Please provide us with the disclosures you intend to include in future filings.

Response:

The key estimates and assumptions are specific to the Europe Distribution CGU and are set out below; however, the methodology is the same for all CGUs and is outlined on pages F-43 and F-44 of the 2009 Form 20-F.

We will expand our disclosures in future filings to include the following: “The key assumptions, methodology used and values applied to each of the key assumptions for this cash-generating unit are in line with those addressed above. The values applied to each of the key estimates and assumptions are specific to the Europe Distribution CGU and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with this business. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above”.

We will also include the following revised table in future filings:

Europe Distribution
	2010	2009
Carrying amount of goodwill allocated to the CGU at date of testing	€xm	€573m
Carrying value of indefinite-lived intangibles allocated to the CGU *		Nil
Basis on which the recoverable amount of the CGU has been assessed *		Value-in-use
Discount rate applied to the cash flow projections (real pre-tax)	x.x%	10.0%
Average EBITDA (as defined)† margin over the initial 5-year period **	x.x%	x.x%
Value-in-use (present value of future net cash flows) **	€xm	€xm
Excess of value-in-use over carrying amount	€xm	€307m

†  = Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

* Disclosure to be removed in future filings. As noted on page F-43, the recoverable amounts of all of the Group’s 29 CGUs are assessed on the value-in-use basis and hence we propose to remove that disclosure from the table above. In addition, the Group has no indefinite-life intangibles (other than goodwill) as disclosed on page F-42 and so we also propose to remove that disclosure from the table above.

** Additional disclosure in future filings

To the extent that there is a material change in any of these estimates in the future and, in particular, if we believe that it is reasonably possible that a change in the key assumptions for this CGU would cause the carrying amount to exceed the value-in-use, we will provide a sensitivity analysis accompanied by the required explanations in future filings.

To the extent that we believe it is not reasonably possible that a change in the key assumptions for this CGU would cause the carrying amount to exceed the value-in-use amount, we will amend our existing disclosure in future filings as follows: “Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for this CGU are considered to be warranted”.

5.
We note the additional disclosures you intend to include in future filings in response to comment 11 in our letter dated July 22, 2010, as it relates to the six CGUs identified for aggregate disclosures. Please further revise your disclosure to clarify whether or not the Europe Distribution CGU is one of these six CGUs. Please also disclose the values assigned to the projected PBITDA margins and net cash flows in accordance with paragraph 135(e)(ii) of IAS 36. Otherwise, please clarify for investors you do not believe it is reasonably possible for a change in the key assumptions for these six CGUs to result in the carrying amounts to exceed the value-in-use amount. Please provide us with the disclosures you intend to include in future filings.

Europe Distribution was not one of the six CGUs identified for sensitivity analysis in the 2009 Form 20-F. We will supplement our existing disclosure in future filings as noted in the response to Staff Comment no.4 above and, in addition, will include the following disclosure in future filings: “Europe Distribution ‘is’ / ‘is not’ one of the “X” CGUs referred to in the ‘Sensitivity analysis’ section above”.

We will include the following disclosure in future filings: “The average EBITDA (as defined)† margin for the aggregate of these ‘X’ CGUs over the initial 5-year period was X%. The aggregate value-in-use (being the present value of future net cash flows) was €xm and the aggregate carrying amount was €xm resulting in an excess of value-in-use over carrying amount of €xm.”

†  = Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

This will replace the following sentence referred to on page 7 of our response dated July 22, 2010: “Their aggregate recoverable amount exceeded their aggregate carrying amount by ‘X’”.

6.
We note that your Americas Materials reportable segment has experienced and is expected to continue to experience in the second half of fiscal year 2010 results that are lower than your previous estimates of its operating results. Please tell us why you did not provide the disclosures required by paragraph 135 of IAS 36 for all eight of the CGUs within the Americas Materials reportable segments. Please also tell us how many of the eight CGUs comprising the Americas Materials reportable segment are part of your six CGU disclosures provided in accordance with paragraph 135 of IAS 36.

Please note that to the extent the operating results of the Americas Materials reportable segment leads to uncertainty about the potential for asset write-offs, you should provide investors with a discussion and analysis of this uncertainty within MD&A. Please refer to Item 5 of Form 20-F and Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

One of the Americas Materials CGUs is included in the six CGUs identified in the sensitivity analysis section. With the exception of this CGU, the results of our impairment testing for fiscal 2009 showed that the remaining seven CGUs within Americas Materials had significant headroom; consequently we did not believe it was reasonably possible that there would be a change in the key assumptions such that the carrying amounts would exceed the value-in-use.

In July and August 2010, the traditional seasonal pick-up in activity for our Americas Materials segment did not perform to management expectations resulting in a change in outlook for trading conditions for this business. This change has therefore developed since the filing of our 2009 Form 20-F and consequently was not discussed or disclosed in our 2009 filing.

To the extent that we believe it is reasonably possible that a change in the key assumptions would cause the carrying amount to exceed the value-in-use amount in any of the CGUs in future testing, we will include the appropriate disclosures in future filings.

In addition, to the extent the operating results of the Americas Materials reportable segment lead to uncertainty about the potential for significant asset write-offs, we will include a discussion and analysis of this uncertainty within MD&A or the notes to the financial statements in future filings.

17. Inventories, page F-46

7.
We note your response to comment 13 in our letter dated July 22, 2010. It is unclear how the disclosures you have referenced in your footnotes provide the information required by paragraph 36(d) of IAS 2. In this regard, the referenced disclosures regarding the nature of costs within cost of sales amount to Euro 2.4 million versus total cost of sales of Euro 12.5 million for fiscal year 2009. As such, we continue to request that you provide the disclosures required by paragraphs 36(d) of IAS 2 in a concise format for investors to easily identify the components of cost of sales for each period presented. Please also refer to paragraphs 102 and 105 of IAS 1 for additional guidance on the nature of your costs disclosures.

Response:

While paragraph 36(d) of IAS 2 requires disclosure of the “amount of inventories recognised as an expense during the period”, paragraph 38 goes on to explain that this amount is “often referred to as cost of sales”.

In accordance with these paragraphs, we will provide an analysis of cost of sales separately identifying the significant components and highlighting the costs of purchase, the costs of conversion, other costs incurred and the change in inventories expensed in the period.

We have also reviewed paragraphs 102-105 inclusive of IAS 1. We believe that the “function of expense” basis continues to be the most appropriate methodology for the presentation and analysis of our cost disclosures in accordance with the requirements set out in paragraph 103, as we believe it is the most reliable and relevant presentation for the Group.

26. Provisions for Liabilities, page F-64

8.
We note your response to comment 15 in our letter dated July 22, 2010. It is unclear to us how the general provisions accounting policy disclosure that you have provided on page F-19 adequately explains how you applied the general recognition criteria to your restructuring charges. Given the materiality of these charges during fiscal year 2009 and during the six months ended June 30, 2010, investors should be provided with a more comprehensive accounting policy for these specific provisions. Please refer to paragraphs 70-83 of IAS 37 for guidance. Further, while we understand each of the individual restructuring plans were immaterial, the aggregate of these plans were material to your consolidated financial statements. As such, investors should be provided with an understanding as to what the nature of these plans were and the material components of these charges either in your footnote disclosure or within your discussion of your results of operations for fiscal year 2009 in MD&A. Please provide us with the disclosures you intend to include in future filings.

Response:

We will expand our provisions for liabilities accounting policy in future filings as follows:

“Provisions for restructuring are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.”

In addition we will expand our Provisions for Liabilities note in our 2010 Form 20-F to include the following:

“In 2010, we provided €x million (2009: €114 million) in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. Our cost reduction initiatives included removing excess capacity from our manufacturing and distribution networks and scaling our operations to match market supply and demand; implementation of these initiatives in turn necessitated a reduction in staffing levels in all business segments”.

Given that we implemented rationalisation and redundancy programmes across all of our operations, we believe that there were no individually material components of these charges which would warrant separate disclosure.

*   *   *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings.  We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

Maeve Carton
Finance Director

cc:	Tracey Houser, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Pat O'Neill
(Ernst & Young)